UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Vitru Limited

(Name of Issuer)

Common Shares, par value US$0.00005 per share
(Title of Class of Securities)

G9440D103
(CUSIP Number)

October 24, 2023
(Date of Event Which Requires Filling of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)a

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9440D103

(1)	Names of reporting persons: DBOAT I FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA
(2)	Check the appropriate box if a member of a group: (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Citizenship or place of organization: Brazil
(5) Sole voting power: 3,190,790
Number of shares beneficially owned by each reporting person with:	(6) Shared voting power: 0
(7) Sole dispositive power: 3,190,790
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 3,190,790
(10)	Check if the aggregate amount in row (9) excludes certain shares: ☐
(11)	Percent of class represented by amount in row (9): 9.4% (Based on 33,826,199 shares issued and outstanding as of September 25, 2023)
(12)	Type of reporting person: OO

Item 1(a) Name of issuer.

Vitru Limited

Item 1(b) Address of issuer’s principal executive offices.

Rodovia José Carlos Daux, 5500, Torre Jurerê A, 2nd floor, Saco Grande,

Florianópolis, State of Santa Catarina,

Brazil

88032-005

Item 2(a) Name of person filing.

DBOAT I FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA

Item 2(b) Address or principal business office or, if none, residence.

Rua Iguatemi, 151, 18 andar –Itaim Bibi, São Paulo –SP

Item 2(c) Citizenship or place of organization.

Brazil

Item 2(d) Title of class of securities.

Common shares, par value US$0.00005 per share

Item 2(e) CUSIP Number.

G9440D103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

 Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

By signing below, the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2023

DBOAT I FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA

By: BTG Pactual Gestora de Investimentos Alternativos Ltda.

/s/ Camile Meirelles Lavinas Savi Ferreira
Name:	Camile Meirelles Lavinas Savi Ferreira
Title:	Attorney-in-fact

/s/ Carlos Bernardo de Sá Kessler
Name:	Carlos Bernardo de Sá Kessler
Title:	Attorney-in-fact